Exhibit 99.1

ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@ClickSoftware.com	rfink@kcsa.com

ClickSoftware Reports Financial Results for the Third Quarter Ended September 30, 2014

Quarterly Revenues Increase 34% Year-Over-Year;

Company Reiterates Annual Guidance

Burlington, MA, October 29, 2014 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced results for the third quarter ended September 30, 2014.

Highlights

•	Quarterly revenues were $31.2 million (34% year-over-year growth);
•	P&L improved to Non-GAAP EPS $0.00, Non-GAAP net loss $0.1 million;
•	Annualized recurring Revenues (ARR) from cloud subscriptions expected to be at $26 - $30 million by end of 2014;
•	Quarterly recurring revenues from Cloud subscriptions and Support reached 45% of total revenues;
•	Total cash and liquid investments as of September 30, 2014 were $43.7 million;
•	Reiterating full-year 2014 revenue guidance of $128 million to $133 million, representing annual revenue growth of 24% to 29%.

For the third quarter ended September 30, 2014, total revenues were $31.2 million, up 34% from $23.3 million in the third quarter of 2013. Net loss for the third quarter of 2014 was $1.5 million, or $0.04 per fully diluted share, compared to net loss of $3.6 million, or $0.11 per fully diluted share, for the same period last year. Operating expenses on a GAAP basis included $440,000 connected with organizational restructuring of the Company’s acquired Xora operations. Non-GAAP net loss for the quarter was $0.1 million, or $0.00 per fully diluted share, a substantial improvement compared to Non-GAAP net loss of $3.3 million, or $0.10 per fully diluted share, for the same period last year.

Software license revenues for the third quarter of 2014 were $5.0 million, up 20% compared with $4.2 million in the same period last year.  Cloud subscription revenues increased significantly to $5.3 million from $0.5 million for the same period last year. Support revenues were $8.7 million, up 8% compared with support revenues of $8.0 million for the same period last year. Consulting revenues were $12.2 million, up 15% compared with consulting revenues of $10.6 million for the same period last year.

Gross profit in the third quarter of 2014 was $16.9 million, or 54% of revenues, compared to $12.2 million, or 52% of revenues, for the same period last year.

Cash and liquid investments at the end of the third quarter of 2014 were $43.7 million. This is a decrease of $1.1 million compared to the end of the second quarter of 2014. Net cash used in operating activities was $1.7 million during the third quarter of 2014.

Management Commentary

"As we continue to advance initiatives to grow cloud recurring revenues and position the Company for profitable growth, we achieved 34% year-over-year revenue growth and also considerably narrowed net loss as we practically reached Non-GAAP breakeven point. Quarterly recurring revenues from cloud subscriptions and on-going support contracts reached 45% of our total revenues, providing us greater visibility heading into the fourth quarter and fiscal 2015," said Dr. Moshe BenBassat, ClickSoftware's Founder and CEO. "The timing of several specific contracts expected to close in the third quarter were delayed and are now expected to close in the fourth quarter."

“The market trend of shifting from On-Premise to Cloud in large businesses is also very evident in our pipeline’s make-up and is consistent in all territories. Specifically for the fourth quarter of 2014, one customer already closed and three large customers are in a contract signing process. We still expect to exit 2014 with ARR in the range of $26 million to $30 million,” Dr. BenBassat added.

“Our channel partnerships remain strong. Most notably, we have expanded our offerings for the Salesforce community and are acquiring new customers. We recently participated at DreamForce, Salesforce’s user conference, where our new S1-native ShiftExpert product attracted lots of attention with its Smartwatch option. It was part of the on-going presentation at Samsung’s booth and was mentioned in several presentations as one of the early business applications leveraging wearables. We already signed two relatively small ShiftExpert customers.”

“Xora’s integration into ClickSoftware is in its final stages as we reorganize operations, establish joint product development, marketing and sales teams, and integrate Xora’s Smart line of products with our classic products to create unique offerings for communities of service providers of all sizes.”

“As we look forward to the fourth quarter and beyond, we remain optimistic about our prospects and our ability to win business and achieve growth in 2014; as such we are maintaining annual revenue guidance,” concluded Dr. BenBassat.

Financial Outlook

The Company reiterates its previously provided full year 2014 guidance of revenues at the range of $128 to $133 million.

The Company is also reiterating its full year 2014 Non-GAAP earnings per share of $0.01 - $0.08. Non-GAAP earnings exclude share-based compensation costs of approximately $0.10 and amortization of intangible assets of approximately $0.03 per fully diluted share. GAAP fully diluted earnings per share is expected to be in the range of ($0.13) - ($0.05).

Investors Conference Call

ClickSoftware will host a conference call today at 9:00 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call (888) 407-2553 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0610. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website and on the Investor Relations App. Alternatively, a telephone replay of the call will be available for a week by calling (888) 782-4291 (international callers can dial +972-3-925-5904).

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” concept, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit http://www.clicksoftware.com. Follow us on Twitter, the content of which is not incorporated herein by reference.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, the content of which is not incorporated herein by reference, please visit Apple’s App Store to download on your iPhone and iPad, or Google Play for your Android mobile device.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset, tax payment for previous years retained earnings, impairment of intangible assets, the amortization of acquired intangible assets and restructuring of related expenses. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, including expected growth, profitability, prospects, trends and opportunities in cloud subscriptions, pipeline, demand for our solutions, expected contract closings, integration of Xora, our outlook for 2014 revenues and GAAP and Non-GAAP earnings per share, and our future expected ARR. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2013 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	September 30, 2014		September 30, 2013
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$5,024	16%	$4,199	18%
Cloud Subscriptions	5,346	17%	451	1%
Support	8,708	28%	8,039	35%
Cloud subscriptions and Support	14,054	45%	8,490	36%
Consulting	12,155	39%	10,599	46%
Total revenues	31,233	100%	23,288	100%

Cost of revenues:
Software license	599	2%	488	2%
Cloud subscriptions and Support	4,218	14%	1,570	7%
Consulting	9,523	30%	9,014	39%
Total cost of revenues	14,340	46%	11,072	48%

Gross Profit	16,893	54%	12,216	52%

Operating expenses:
Research and development costs, net	4,738	15%	3,848	17%
Selling and marketing expenses	10,784	35%	10,088	43%
General and administrative expenses	2,739	9%	2,298	10%
Restructuring and related expenses	440	1%	-	-
Total operating expenses	18,701	60%	16,234	70%

Operating loss	(1,808)	(6)%	(4,018)	(17)%
Interest income, net	170	1%	55	0%
Net loss before taxes	$(1,638)	(5)%	$(3,963)	(17)%
Tax benefit, net	172	0%	377	2%
Net loss	$(1,466)	(5)%	$(3,586)	(15)%

Net loss per ordinary share:
Basic	$(0.04)		$(0.11)
Diluted	$(0.04)		$(0.11)

Shares used in computing basic net loss per share	33,025,616		32,238,308
Shares used in computing diluted net loss per share	33,025,616		32,238,308

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Nine Months Ended
	September 30, 2014		September 30, 2013
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$18,022	20%	$16,675	23%
Cloud Subscriptions	13,049	14%	1,090	2%
Support	25,826	28%	22,922	32%
Cloud subscriptions and Support	38,875	42%	24,012	34%
Consulting	34,825	38%	31,801	44%
Total revenues	91,722	100%	72,488	100%

Cost of revenues:
Software license	1,931	2%	1,704	2%
Cloud subscriptions and Support	10,292	11%	4,425	6%
Consulting	27,481	30%	26,455	36%
Total cost of revenues	39,704	43%	32,584	45%

Gross Profit	52,018	57%	39,904	55%

Operating expenses:
Research and development costs, net	14,620	16%	11,572	16%
Selling and marketing expenses	34,463	38%	28,813	40%
General and administrative expenses	8,171	9%	6,643	9%
Restructuring and related expenses	440	0%	-	-
Total operating expenses	57,694	63%	47,028	65%

Operating loss	(5,676)	(6)%	(7,124)	(10)%
Interest income, net	485	1%	618	1%
Net loss before taxes	$(5,191)	(5)%	$(6,506)	(9)%
Tax (expense) benefit, net	(450)	(1%)	90	0%
Net loss	$(5,641)	(6)%	$(6,416)	(9)%

Net loss per ordinary share:
Basic	$(0.17)		$(0.20)
Diluted	$(0.17)		$(0.20)

Shares used in computing basic net loss per share	32,848,170		31,954,737
Shares used in computing diluted net loss per share	32,848,170		31,954,737

ClickSoftware Technologies Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	September 30, 2014	December 31, 2013
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,686	$25,346
Deposits	3,168	9,001
Marketable securities	16,484	22,586
Trade receivables, net	23,042	22,490
Deferred taxes	1,360	1,740
Other receivables and prepaid expenses	4,513	4,408
Total current assets	71,253	85,571

LONG TERM ASSETS
Property and equipment, net	5,258	5,023
Deposits	1,352	1,072
Other receivables and prepaid expenses	378	218
Deferred taxes	2,650	2,060
Intangible assets and Goodwill, net	12,550	1,572
Severance pay funds	1,937	2,052
Total long term assets	24,125	11,997
Total Assets	$95,378	$97,568

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of debt	$173	$-
Accounts payable and accrued expenses	16,934	17,707
Deferred revenues	14,494	13,420
Total current liabilities	31,601	31,127

LONG TERM LIABILITIES
Debt, less current maturities	153	-
Accrued severance pay	4,732	4,840
Deferred taxes	20	40
Deferred revenues	3,864	4,642
Total long term liabilities	8,769	9,522
Total liabilities	40,370	40,649

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	140	137
Additional paid-in capital	96,484	92,301
Accumulated deficit	(41,820)	(36,179)
Accumulated other comprehensive income	247	703
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	55,008	56,919
Total Liabilities and shareholders' equity	$95,378	$97,568

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended
	September 30, 2014 (Unaudited)	September 30, 2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,641)	$(6,416)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	2,116	1,881
Amortization of deferred compensation	2,480	1,925
Amortization of acquired intangible assets	763	229
Severance pay, net	7	321
Gain on marketable securities	(619)	(336)
Other	189	75
Changes in operating assets and liabilities:
Trade receivables	1,951	1,416
Deferred taxes	(230)	(1,300)
Other receivables	934	(417)
Accounts payable and accrued expenses	(3,365)	(1,541)
Deferred revenues	(157)	8,660
Net cash (used in) provided by operating activities	$(1,572)	$4,497

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(2,090)	(2,906)
Acquisition of subsidiary (*)	(12,464)	-
Decrease in deposits	5,553	20,015
Investments in marketable securities	(6,188)	(12,278)
Proceeds from sale of marketable securities	12,909	7,217
Net cash (used in) provided by investment activities	$(2,280)	$12,048

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayments of long-term debts	(514)	-
Dividend paid	-	(6,723)
Employee options exercised	1,706	1,167
Net cash provided by (used in) financing activities	$1,192	$(5,556)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,660)	10,989
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,346	12,793
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$22,686	$23,782

(*) Acquisition of subsidiary
Working capital (excluding cash and cash equivalents)	233
Property and Equipment	445
Intangible assets	12,626
Long-term liabilities	(840)
Cash paid for the acquisition of a subsidiary, net	$12,464

ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS

(Unaudited. In thousands, except per share amounts)

	Three Months Ended
	September 30, 2014		September 30, 2013
	$	% of Revenues	$	% of Revenues
GAAP Operating loss	$(1,808)	(6)%	$(4,018)	(17)%
Share-based compensation (1)	953		736
Amortization of intangible assets (2)	329		48
Restructuring and related expenses	440		-

Non-GAAP Operating loss	$(86)	(0)%	$(3,234)	(14)%

GAAP Net loss	$(1,466)	(5)%	$(3,586)	(15)%
Share-based compensation (1)	953		736
Amortization of intangible assets (2)	329		48
Restructuring and related expenses	440		-
Deferred taxes	(370)		(510)

Non-GAAP Net loss	$(114)	(0)%	$(3,312)	(14)%

GAAP loss per share (diluted)	$(0.04)		$(0.11)
Share-based compensation	0.03		0.02
Amortization of intangible assets	0.01		0.00
Restructuring and related expenses	0.01		-
Deferred taxes	(0.01)		(0.01)

Non-GAAP Net loss per share (diluted)	$(0.00)		$(0.10)

(1) Share-based compensation:
Cost of revenues	$103		$92
Research and development costs, net	137		76
Selling and marketing expenses	226		176
General and administrative expenses	487		392
	$953		$736
(2) Amortization of intangible assets:
Cost of revenues	$329		$48
Research and development costs, net	-		-
	$329		$48

ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS

(Unaudited. In thousands, except per share amounts)

	Nine Months Ended
	September 30, 2014		September 30, 2013
	$	% of Revenues	$	% of Revenues
GAAP Operating loss	$(5,676)	(6)%	$(7,124)	(10)%
Share-based compensation (1)	2,480		1,925
Amortization of intangible assets (2)	763		229
Restructuring and related expenses	440		-

Non-GAAP Operating loss	$(1,993)	(2)%	$(4,970)	(7)%

GAAP Net loss	$(5,641)	(6)%	$(6,416)	(9)%

Share-based compensation (1)	2,480		1,925
Amortization of intangible assets (2)	763		229
Restructuring and related expenses	440		-
Tax payment for previous years retained earnings*	-		744
Deferred taxes	(230)		(1,300)

Non-GAAP Net loss	$(2,188)	(2)%	$(4,818)	(7)%

GAAP loss per share (diluted)	$(0.17)		$(0.20)
Share-based compensation	0.08		0.06
Amortization of intangible assets	0.02		0.01
Restructuring and related expenses	0.01		-
Tax payment for previous years retained earnings*	-		0.02
Deferred taxes	(0.01)		(0.04)

Non-GAAP Net loss per share (diluted)	$(0.07)		$(0.15)

(1) Share-based compensation:
Cost of revenues	$311		$262
Research and development costs, net	342		212
Selling and marketing expenses	693		505
General and administrative expenses	1,134		946
	$2,480		$1,925
(2) Amortization of intangible assets:
Cost of revenues	$763		$200
Research and development costs, net	-		29
	$763		$229

* See Note 14.A to our consolidated financial statements for the year ended December 31, 2012 included in our Annual Report on Form 20-F, regarding November 2012 law